April 13, 2010

Dear Unitholders:

You are invited to attend the Annual and Special Meeting (the “Meeting”) of holders (“Unitholders”) of trust units (“Trust Units”) of Enterra Energy Trust (the “Trust”) to be held in the Royal Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on Wednesday, May 12, 2010.  At the Meeting, you will be asked to, among other things, consider a proposed arrangement (the “Arrangement”) involving the Trust, Enterra Energy Commercial Trust, Enterra Energy Corp. (“EEC”), Enterra Production Partnership, Enterra Energy Partner Corp., Enterra Exchangeco Ltd., Equal Energy Ltd. (“Equal Energy”), 1528833 Alberta Ltd. and the Unitholders.  If you cannot attend the Meeting, please complete the applicable enclosed form of proxy or voting instruction form and submit it as soon as possible.

If approved, the Arrangement will result in the reorganization of the Trust into a growth-oriented corporation that will be named “Equal Energy Ltd.”.  The board of directors and senior management of Equal Energy will be comprised of the current members of the board of directors and senior management of EEC, the current administrator of the Trust.

During the past year the Trust has been investigating and considering various restructuring alternatives available to it and has been considering the Trust’s strategic objectives, to ensure that the Trust has the most appropriate structure for its long-term viability and sustainability.  As a result of these investigations and discussions, the board of directors of EEC believes that conversion to a corporate structure at this time will best enable the Trust to execute its strategic plan and thereby deliver strong growth and capital appreciation for its Unitholders over the long-term.

Pursuant to the Arrangement, Unitholders will receive one-third of one common share (“Equal Share”) of Equal Energy for each Trust Unit held.  If, as a result of the consolidation of outstanding securities on the exchange of Trust Units for Equal Shares, a Unitholder would otherwise be entitled to a fraction of an Equal Share in respect of the total aggregate number of pre-consolidation Trust Units held by such Unitholder, no such fractional Equal Share shall be granted and the aggregate number of Equal Shares that such Unitholder is entitled to will be rounded down to the next closest whole number of Equal Shares.  No payment will be made for any fractional interest.  Except for any change resulting from the rounding described herein, the change in the number of Equal Shares outstanding upon completion of the Arrangement will cause no change in the stated capital attributable to the Equal Shares.  The consolidation will not materially affect the percentage ownership in Equal Energy by the Unitholders even though such ownership will be represented by a smaller number of Equal Shares. The consolidation will merely proportionately reduce the number of Equal Shares held by the Unitholders.  The number of Equal Shares that will be issuable upon the exercise of any outstanding convertible securities of Equal Energy and the exercise price therefore will also be adjusted proportionately to reflect the consolidation.

The Arrangement has been structured to allow Unitholders to receive Equal Shares on a tax-deferred basis.  Upon completion of the Arrangement, the Equal Shares and the Debentures (as defined below) will be listed for trading on the Toronto Stock Exchange (the “TSX”) and the Equal Shares will be listed for trading on the New York Stock Exchange (the “NYSE”), subject to Equal Energy satisfying certain conditions for listing of the TSX and NYSE.

Under the Arrangement, Equal Energy will assume all obligations of the Trust under the debenture indentures and supplemental indentures, as applicable, governing the terms and conditions of the Trust’s convertible unsecured subordinated debentures outstanding on the effective date of the Arrangement (the “Effective Date”), specifically the 8.0% convertible unsecured subordinated debentures due December 31, 2011 and the 8.25% convertible unsecured subordinated debentures due June 30, 2012 (collectively, the “Debentures”), such that the Debentures will be valid and binding obligations of Equal Energy.  Following the completion of the Arrangement, holders of Debentures who subsequently wish to convert their Debentures will be entitled to receive Equal Shares rather than Trust Units on the basis of one-third of one Equal Share for each Trust Unit such holder was entitled to receive prior to the Arrangement.

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of the EEC who continue to be employed by, or serve as directors of, Equal Energy.

The resolution approving the Arrangement and related matters (the “Arrangement Resolution”) must be approved by not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting.

The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory approvals.

In addition to the Arrangement Resolution, at the Meeting Unitholders will also be asked to: (i) receive audited financial statements of the Trust for the year ended December 31, 2009; (ii) fix the number of directors to be elected at six and elect six directors for the ensuing year; (iii) appoint auditors for the ensuing year and authorize the directors to fix their remuneration; (iv) approve a stock option plan for Equal Energy; (v) approve a restricted share and performance share plan for Equal Energy; and (vi) transact such further and other business as may properly be brought before the Meeting.  The matters listed in (i), (ii) and (iii) are required to be acted upon at the Meeting in the event the Arrangement is not completed.

The board of directors of EEC, based upon its own investigations, has unanimously determined that the Arrangement is in the best interests of the Trust and the Unitholders and unanimously recommends that the Unitholders vote in favour of the Arrangement Resolution.  The officers and directors of the EEC and their respective associates who own, in the aggregate, approximately 1% of the outstanding Trust Units have indicated that they intend to vote in favour of the Arrangement.

The accompanying Information Circular contains a detailed description of the Arrangement and the other business items to be considered at the Meeting, as well as detailed information regarding the Trust and Equal Energy.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our depositary, Olympia Trust Company, at the numbers listed on the back cover of the Information Circular.

If you are a registered holder of Trust Units and are unable to attend the Meeting in person, please complete and deliver the applicable enclosed form of proxy or, if applicable, voting instruction form, and return it within the time frames indicated in order to ensure your representation at the Meeting.  You should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates representing your Trust Units (or instruct your broker or nominee to complete the letter of transmittal on your behalf) to receive your Equal Shares as soon as possible following the Effective Date.  If you are a non-registered holder of Trust Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the board of directors of EEC, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank all of our employees for their continued efforts and commitment to the Enterra organization.  We look forward to seeing you at the Meeting.

Yours very truly,

(signed) “Don C. Klapko”

Don C. Klapko

President and Chief Executive Officer of Enterra Energy Corp., the administrator of Enterra Energy Trust